June 26, 2009

William C. L. Friar
Senior Financial Analyst
US Securities and Exchange Commission
Washington DC, 20549

Via EDGAR (Correspondence)

Dear Mr. Friar,

We are in receipt of your comment letter dated June 24, 2009. In order to provide a complete and accurate response, additional time beyond ten business days is needed. Given the time of the year, our quarter end work begins in a few days. Additionally, we would like to have the response reviewed by several outside parties, including our accountants and counsel, and, due to the time of the year, that process will likely take longer than otherwise. Accordingly, we plan on providing our response to the Commission on or before July 22, 2009.

Please contact me at 908-719-4308 or Mary Russell, Comptroller at 908-719-4309, if you have any questions.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
EVP and Chief Financial Officer